                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 FORM 10-SB/A-3
                                (Amendment No. 3)


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12 (b) or (g) of the Securities Exchange Act of 1934


                             SAVE THE WORLD AIR INC.
     -----------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



Nevada                                    52-2088326
----------------------------------        ---------------------------------
(State of incorporation)                  (IRS employer identification No.)


1285 Avenue of the Americas, 35th Floor, New York, N.Y. 10019-6028
------------------------------------------------------------------------------
(Address of Principal Executive Offices, including Registrant's zip code)

212 554 4197
---------------------
(Telephone number)

Mandalay Capital Corp.
--------------------------------------------------------------------------
(Former name)

Securities to be registered under Section 12 (b) of the Act:

Title of each class                  Name of each exchange on which
to be registered:                    each class is to be registered:
-------------------------------      ----------------------------------------
-------------------------------      ----------------------------------------


Securities to be registered under Section 12 (g) of the Act:

                         Common Stock, $0.001 Par Value
------------------------------------------------------------------------------
                                (Title of class)

                                 FORM 10-SB/A-3
                          YEAR ENDED DECEMBER 31, 1999
                                TABLE OF CONTENTS

                                     PART I

Item 1.  Description of Business

Item 2.  Management's Plan of Operation

Item 3.  Description of Property

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors, Executive Officers, Promoters and Control Persons

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes in or Disagreements with Accountants on
         Accounting and Financial Disclosure

Item 4.  Indemnification of Directors and Officers


                                    PART F/S

Financial Statements

                                    PART III

Item 1.  Index to Exhibits

Signatures

                           FORWARD-LOOKING STATEMENTS

ALL FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE DEEMED BY THE COMPANY TO BE COVERED BY AND TO QUALIFY FOR THE SAFE HARBOR PROTECTION PROVIDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THE 1995 ACT SHAREHOLDERS AND PROSPECTIVE SHAREHOLDERS SHOULD UNDERSTAND THAT SEVERAL FACTORS GOVERN WHETHER ANY FORWARD - LOOKING STATEMENT CONTAINED HEREIN WILL BE OR CAN BE ACHIEVED. ANY ONE OF THOSE FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED HEREIN. THESE FORWARD - LOOKING STATEMENTS INCLUDE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, INCLUDING PLANS AND OBJECTIVES RELATING TO THE PRODUCTS AND THE FUTURE ECONOMIC PERFORMANCE OF THE COMPANY. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS, FUTURE BUSINESS DECISIONS, AND THE TIME AND MONEY REQUIRED TO SUCCESSFULLY COMPLETE DEVELOPMENT PROJECTS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. ALTHOUGH THE COMPANY BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD - LOOKING STATEMENTS CONTAINED HEREIN ARE REASONABLE, ANY OF THOSE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, THERE CAN BE NO ASSURANCE THAT THE RESULTS CONTEMPLATED IN ANY OF THE FORWARD - LOOKING STATEMENTS CONTAINED HEREIN WILL BE REALIZED. BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENT, THE COMPANY MAY ALTER ITS MARKETING, CAPITAL EXPENDITURE PLANS OR OTHER BUDGETS, WHICH MAY IN TURN AFFECT THE COMPANY'S RESULTS OF OPERATIONS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD - LOOKING STATEMENTS INCLUDED THEREIN, THE INCLUSION OF ANY SUCH STATEMENT SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE COMPANY WILL BE ACHIEVED.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Save the World Air, Inc. (the "Company") was incorporated on February 18, 1998 under the name "Mandalay Capital Corp.". The Company changed its name to "Save the World Air, Inc." on February 11, 1999 following the signing of the agreement by and between the Company and Jeffrey Muller, the Company's officer and director, with respect to the Company's purchase of "Zero Pollution Emission Device" (the "Agreement"). Under the terms of the agreement, the Company issued 5,000,000 shares of its common stock to Mr. Muller and agreed to pay $500,000 and $10 royalty for every unit of the device sold.

The Company's primary business involves a Zero Pollution-Fuel Saving Device for motor vehicles or petrol driven engines.

In December, 1998 the Company acquired the worldwide exclusive manufacturing, marketing and distribution rights for the Zero Pollution Fuel Saving Device (the "Zero Pollution Device") by entereing into the Agreement. The Zero Pollution Device is an attachment that when fitted to an internal combustion engine reduces the toxicity of exhaust gas emissions. The Zero Pollution Device is a product which is fitted to an internal combustion engine and results in a reduction of carbon monoxide, hydrocarbons and toxic exhaust emissions. The Zero Pollution Device works on the inlet manifold before the harmful gases are created and an improvement in fuel economy for the engine may also be achieved.

The Company's main focus has been on the implementation of a business plan with the Zero Pollution Device as its flagship product.

While the Company is confident of the claims made with respect to the performance of the Zero Pollution Device, there can be no assurances that this will be the case.

The Company's executive offices are located in both the United States and Australia. The Australian address is 19-21 Garden Grove, Carrara, Queensland, Australia 4211 and its telephone number is 011-61-7-55945556. Additionally, the Company's principal office in the United States is located at 1285 Avenue of the Americas, 35th Floor, New York, NY 10019-6028, telephone number 212-554 4197

The Company's goal is to sell licenses to manufacture and market its environmentally safe product throughout the world. As such, importation and exportation regulations may impact its activities, to some degree. A breach of such laws or regulations may result in the imposition of penalties, fines, suspension or revocation of licenses. The Company is not currently involved in any judicial or administrative proceedings and believes that it is in compliance with all applicable regulations.

Although it is impossible to predict, with certainty, the effect that additional importation and exportation requirements may have on future earnings and operations, the Company is presently unaware of any future regulations that may have a material effect on the Company's financial position, but cannot rule out the possibility.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

During the period from the Company's inception in February of 1998 to December 31, 1999, the Company had revenue of $125,000 from sale of Licenses.

Over the next year, the Company intends to focus on the business development and marketing of its Zero Pollution Device. In addition, the Company will endeavor to seek opportunities to acquire and develop other ecologically sound technologies that meet its requirements.

ITEM 3. DESCRIPTION OF PROPERTY

The Company did not enter into any lease agreements with respect to the offices used by the Company in Australia and the United States (New York and San Diego). The Company entered into oral arrangements with the occupants of such respective offices pursuant to which agreements, the Company may use and share such offices at no cost to the Company. The office in Australia is made available to the Company by one of its shareholders.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables contain information, as of September 30, 2000, of all holders who, to the knowledge of the Company, were the beneficial owners of five percent (5%) or more of the outstanding shares of the Common Stock of the Company and of all Directors and Officers.

------------------------------ ----------------- ----------- ---------
BENEFICIAL OWNER               NUMBER OF SHARES  PERCENT     NOTES
------------------------------ ----------------- ----------- ---------
JEFFREY A. MULLER              4,157,256         26.7%       (1)
PRESIDENT AND DIRECTOR
------------------------------ ----------------- ----------- ---------
TOTAL OWNERSHIP OF 5%
SHAREHOLDERS, OFFICERS AND
DIRECTORS (2)                  4,157,256         26.7%       (1)
------------------------------ ----------------- ----------- ---------

Notes:

(1) Mr. Muller's address is 19-21 Garden Grove, Carrara, Queensland, Australia 4211. Mr. Muller is a director and officer of the Company. The number of shares disclosed in the Beneficial Ownership Table does not include the option to purchase 5,000,000 shares of common stock at $0.10 exercise price per share which was granted to Mr. Muller, nor the option to purchase 5,000,0000 shares of common stock at $0.10 exercise price per share which was granted to Lynn Muller, Mr. Muller's wife and subsequently transferred to Mr. Muller. Also, does not include 79,472 shares of common stock of Lynn Muller, Jeff Muller's wife, as to which he disclaims his beneficial ownership.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below are the names and ages of and the positions and offices held by each of the Directors and Executive Officers of the Company.

                                                   Positions and Offices
       Name                               Age      Held With The Company
       ----                               ---      ---------------------

       Jeffrey A. Muller                  48       Director; President

Jeffrey A. Muller, the Company's founder, has been a President and Director of the Company since February, 1999. In addition to Mr. Muller's involvement with the Company, Mr. Muller also serves as Chairman of several companies in the Muller Group in Australia. Mr. Muller has been the co-owner and managing director of several private real estate investment companies, since 1984.

The Company has no employees (only expert consultants).

ITEM 6. EXECUTIVE COMPENSATION

Jeffrey A. Muller, the President and Director of the Company does not receive any compensation for his services and none has been reflected in the Statement of Operations. Mr. Muller and his wife have been granted certain options to purchase the Company's common stock - See Item 7 Certain Relationships and Related Transactions.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

All of the marketing and manufacturing rights for the Zero Pollution Fuel Saving Device were acquired from Jeffrey Muller, the Company's officer and sole director for 5,000,000 shares, $500,000 and a $10 royalty for each unit sold, pursuant to the agreement entered into in December, 1998, by and between the Company and Mr. Muller.

In January, 2000 the Company entered into an agreement offering Jeffrey Muller and Lynne Muller, Mr. Muller's wife, the rights to purchase five million shares each at $0.10 per share (current market price as of the date of grant) as consideration for work done for the Company.

The forgoing transaction between the Company and the members of management was, and any future transactions will be, on terms no less favorable to the Company than which could be obtained from unaffiliated third parties. In addition, any future transactions entered into between the Company and members of management or principal shareholders regarding such transactions are to be approved by the Board of Directors.

ITEM 8. DESCRIPTION OF SECURITIES

The following description is qualified in all respects by reference to the Company's Certificate of Incorporation and all amendments thereto and the Company's By laws, copies of which are attached hereto as exhibits.

The Company's Certificate of Incorporation, as amended, currently authorizes 200,000,000 shares of Common Stock, $.001 par value. As of September 30, 2000, 15,566,389 shares of the Company's Common Stock were issued and outstanding.

The Company has not declared any dividends since its inception. Because the Company intends to retain future earnings to fund the development and growth of its business it does not anticipate paying cash dividends on the Common Stock in its foreseeable future. Any payment of dividends in the future is at the sole discretion of the Board of Directors of the Company. The Company's decision will be dependent upon the Company's financial condition, results of operations and other factors the Board deems relevant.

Holders of shares of Common Stock will vote as a single class together on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote, except as otherwise provided by law.

The holders of Common Stock are not entitled to preemptive or subscription rights.

The transfer agent for the shares of Common Stock of the Company is Nevada Agency and Trust Company The address of the transfer agent is 50 West Liberty Street, Reno, Nevada. 89501.

                                   PART II


ITEM 1. MARKET PRICE OF\AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company is authorized to issue 200,000,000 shares of Common Stock at $.001 par value per share, of which 15,566,389 shares of Common Stock were issued and outstanding as of September 30, 2000.

ITEM 2. LEGAL PROCEEDINGS

There are currently no material pending legal proceedings as defined in Item 103 of Regulation S-B.

ITEM 3. CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
        ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 4. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the General Corporation Law of the State of Nevada contains provisions entitling directors and officers of the Company to indemnification from judgments, fines, amounts paid in settlement, and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a director or officer of the Company, provided such officers or directors acted in good faith. There is provision in the by laws or the Certificate of Incorporation of the Company for indemnification of Officers and Directors.

                                    PART F/S

For information regarding this item, reference is made to the "Financial Statements Index"


                                    PART III

ITEM 1. INDEX TO EXHIBITS

         (A)   Articles of Incorporation*

         (B)   Certificate of Amendment of Articles of Incorporation*

         (C)   By Laws of the Corporation*

         (D)   Agreement for the acquisition of the Zero Pollution Emission
               Device*

------------
Previously filed with the SEC

                                   SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            SAVE THE WORLD AIR, INC.
                                  (REGISTRANT)

Signature                        Title                         Date
---------                        -----                         ----


/s/ Jeffrey A. Muller            Chairman and President        November 20, 2000
--------------------------
(Jeffrey A. Muller)

FINANCIAL STATEMENT INDEX

         Auditors'report

         Balance sheets for the years ended December 31, 1999 and 1998

         Statements of Operations for the year ended December 31, 1999 and from inception February 18 to December 31, 1998

         Statement of Changes in Financial Position for the year ended December 31, 1999 and from inception February 18 to December 31, 1998

         Statement of Stockholders' equity for the year ended December 31, 1999 and from inception February 18 to December 31, 1998

         Notes to Financial Statements

                                                        HBG Logo
                                                        HOIBERG BUSINESS GROUP
                                                        ACCOUNTANTS & ADVISERS
                                                         Tel. +61 07 5443 7600
                                                         Fax. +61 07 5443 2435
                                                        Email.admin@HBG.com.au
                                                           Web. www.HBG.com.au


                           INDEPENDENT AUDITORS REPORT

The Board of Directors
Save the World Air, Inc.
Suite 3660 120 Broadway
New York
NEW YORK 10271


We have audited the accompanying balance sheets of Save The World Air, Inc. as at December 31, 1999 and 1998 and the related statements of operations, stockholder's equity and changes in financial position for the year ended December 31, 1999 and the period from February 18, 1998 to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Save The World Air, Inc. as of December 31, 1999 and 1998 and the results of its operations and its changes in financial position for the year ended December 31, 1999 and the period from February 18 to December 31, 1998, in conformity with generally accepted principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note Basis of Presentation the Company is in the development stage. The Company's ability to achieve the foregoing financing, which may be necessary to permit their realization of assets and satisfaction of liabilities in the ordinary course of business, is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Kevin Hoiberg
 .............................
AUDITOR

                , 2000


                                  SAVE THE WORLD AIR INC.
                               (A DEVELOPMENT STAGE COMPANY)
                                       BALANCE SHEET
                       AS OF DECEMBER 31, 1999 AND DECEMBER 31, 1998


                                                          December 31,     December 31,
                                                              1999             1998
                                                           ----------       ----------
ASSETS

     Current assets
Cash and cash equivalents                                  $     595        $      38
Prepaid expenses                                                   -            1,000
                                                           ----------       ----------
     Total current assets                                        595            1,038

     Intangible assets
Marketing and manufacturing rights to Zero Pollution
  Fuel Saving Device                                         505,000                -
Mineral property                                                   -            1,955
     Total intangible assets                                 505,000            1,955
                                                           ----------       ----------
     Total assets                                          $ 505,595        $   2,993
                                                           ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities
Payable to shareholder                                     $ 500,000        $       -
                                                           ----------       ----------
     Total current liabilities                               500,000                -

     Stockholders' equity

Common stock (par value $0.001) 200,000,000
  shares authorized; December 31, 1999-
  15,297,125 issued; December 31, 1998-
  10,030,000 issued                                           15,297           10,030

Paid in capital                                               14,270           14,270

Deficit accumulated during development stage                 (23,972)         (21,307)
                                                           ----------       ----------
     Total shareholders' equity                                5,595            2,993
                                                           ----------       ----------
Total liabilities and shareholders' equity                 $ 505,595        $   2,993
                                                           ==========       ==========

         The accompanying notes are an integral part of these financial statements

                             SAVE THE WORLD AIR INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                        AND FOR THE PERIOD FROM INCEPTION
                        FEBRUARY 18 TO DECEMBER 31, 1998

                                               Year ended      From inception
                                              December 31,     February 18 to
                                                  1999       December 31, 1998
                                              ------------   -----------------
INCOME
    Sale of licenses for distributorships      $ 125,000        $       -


GENERAL AND ADMINISTRATIVE EXPENSES

    Accounting and auditing                            -            1,400
    Bank charges                                     144               73
    Consulting                                     3,867            1,000
    Delivery                                           -               20
    Fax                                                -               47
    Filing fees                                        -            3,109
    Geology report                                     -            1,196
    Incorporation fees                                 -              640
    Mineral claims                                 1,955                -
    Miscellaneous                                      -              127
    Photocopying                                       -              115
    Printing                                       1,053            1,250
    Professional fees                             62,500                -
    Secretarial fees                              11,164           11,441
    Transfer agent,s fees                              -              200
    Travel                                        46,982              689

       Total expenses                            127,665           21,307
                                               ----------       ----------
Loss from operations before income taxes          (2,665)         (21,307)

Income taxes                                           -                -
                                               ----------       ----------
Net (loss)                                     $  (2,665)       $ (21,307)
                                               ==========       ==========

Loss per common share
     Primary                                   $       0        $       0

    The accompanying notes are an integral part of these financial statements


                                       SAVE THE WORLD AIR INC.
                                    (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CHANGES IN FINANCIAL POSITION
                                FOR THE YEAR ENDED DECEMBER 31, 1999
                   AND THE PERIOD FROM INCEPTION FEBRUARY 18 TO DECEMBER 31, 1998

                                                       For the year       From inception
                                                          ended           February 18 to
                                                      December 31, 1999  December 31, 1998
                                                      -----------------  -----------------
Funds provided from (used for) operations
     Net (loss) during development stage                     $  (2,665)         $ (21,307)
Funds provided by (used for) working capital
     Prepaid expenses                                            1,000             (1,000)
     Payable to shareholder                                    500,000


Funds provided by (used for) disposition or
     purchase of intangible assets Rights
     to Zero Pollution Fuel Saving Device (505,000)
     Mineral property                                            1,955             (1,955)

Funds provided from (used for) financing activities
     Proceeds from issuance of stock                             5,267             24,300

Net funds provided from (used for) all activities                  557                 38

Cash balance at beginning of year                                   38                  -

Cash balance at end of year                                  $     595          $      38
                                                             ==========         ==========

              The accompanying notes are an integral part of these financial statements

                                            SAVE THE WORLD AIR INC.
                                         (A DEVELOPMENT STAGE COMPANY)
                                       STATEMENT OF STOCKHOLDERS' EQUITY
                                     FOR THE YEAR ENDED DECEMBER 31, 1999
                        AND THE PERIOD FROM INCEPTION FEBRUARY 18 TO DECEMBER 31, 1998


                                                             Common Stock
                                                               Issued at         Paid in
                                         Number of shares         par            capital          Deficiency
                                         ----------------    ------------      ------------      ------------
Common stock issued for
cash at $0.015 March 3                      4,000,000        $     4,000       $     2,000                 -

Common stock issued for
cash at $0.003 March 3                      6,000,000              6,000            12,000                 -

Common stock issued for
cash at $0.001                                 30,000                 30               270                 -


Net (loss) during development stage                 -                  -                 -           (21,307)


Balance at December 31, 1998               10,030,000             10,030            14,270           (21,307)


Common stock issued for
acquisition of rights to Zero
Pollution Fuel Saving Device                5,000,000              5,000                 -                 -

Common stock issued for
services rendered                             267,125                267                 -                 -


Net (loss) during development stage                                                                   (2,665)


Balance at December 31, 1999               15,297,125        $    15,297       $    14,270       $   (23,972)
                                          ============       ============      ============      ============

                   The accompanying notes are an integral part of these financial statements

                             SAVE THE WORLD AIR INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
         AND THE PERIOD FROM INCEPTION FEBRUARY 18 TO DECEMBER 31, 1998



1. DESCRIPTION OF THE BUSINESS

The Company was incorporated on February 18, 1998 under the name "Mandalay Capital Corp.". The Company changed its name to "Save the World Air, Inc." on February 11, 1999 following the signing of the agreement by and between the Company and Jeffrey Muller with respect to the Company's purchase of "Zero Pollution Emission Device" . Under the terms of the agreement, the Company issued 5,000,000 shares of its common stock to Mr. Muller and agreed to pay $500,000 and $10 royalty for every unit of the device sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles and include the following policies.

         (a) BASIS OF PRESENTATION - GOING CONCERN

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The company has been engaged in the development of its zero pollution fuel saving device. The Company's ability to meet its obligations and successfully develop its project and, ultimately, to attain profitable operations is dependent upon further developing and marketing the device known as Zero Pollution and obtaining additional financing from either third parties or its present stockholders.

         (b) ACCOUNTING METHODS

         The Company recognizes income and expenses based on the accrual method of accounting.

         (c) DIVIDEND POLICY

         The Company has not yet adopted any policy regarding the payment of dividends.

         (d) CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

         (e) LOSS PER SHARE

         Primary loss per share amount is computed based on the weighted average number of shares actually outstanding during the period reported on. Fully diluted loss per share is computed under the same basis since there are no warrants or share subscriptions outstanding.

         (f) INCOME TAXES

         The Company has an operating loss carry-forward incurred from inception to December 31 1999 in the amount of $23,972. No tax benefit from the operating loss carried forward has been recorded because the future tax benefit is uncertain.

         The net operating loss carryover will expire beginning in the year 1999 through 2013.

         (g) FOREIGN CURRENCY TRANSLATION

         The transactions of the Company completed in foreign currencies have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on. Any gains or loss resulting from the translations would be shown in the Statement of Operations.

         (h) START UP EXPENSES

         The Company has expensed all start up expenses in accordance with AICPA Statements of Position 98-5.

3.  RELATED PARTY TRANSACTIONS

All of the marketing and manufacturing rights for the Zero Pollution Fuel Saving Device were acquired from Mr. Jeffrey Muller for 5,000,000 shares, $500,000 and a $10 royalty for each unit sold, per an agreement signed December 31, 1998 and executed in 1999.

The majority stockholder is active in running the business of the Company. No compensation is paid and the Company has reflected no expense in the Statement of Operations.

4. LEASES

The Company has no leases of any property. The Company presently uses the offices of its attorney at 1285 Avenue of the Americas, 35th Floor, New York, N.Y. 10019-6029 and the offices of one of its shareholders in Australia at no cost.

5. SUBSEQUENT EVENT-RELATED PARTY TRANSACTION

In January, 2000 the Company entered into an agreement offering Jeffrey Muller and Lynne Muller, Mr. Muller's wife, the rights to purchase five million shares each at $0.10 per share (current market price as of the date of grant) as consideration for work done for the Company.
                                      F-8